                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549


                                 AMENDMENT NO. 5 TO
                                    SCHEDULE 13D


                 Under the Securities Exchange Act of 1934


                            StreamLogic Corporation
           --------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, $1.00 par value
           --------------------------------------------------------
                          (Title of Class of Securities)


                                  863238 10 1
           --------------------------------------------------------
                                 (CUSIP Number)


                                   Norman Fong
                          185 Constitution Drive, Suite A
                                Menlo Park, CA 94025
                                Tel: (415) 463-3500
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          December 20, 23, 26, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        CUSIP Number 863238 10 1
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.               Norman Fong
     S.S. or I.R.S. Identification             (No social security or other IRS
     Nos. of Above Persons                      identification number required)


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a            (a)  / /
     Member of a Group (see                    (b)  / /
     Instructions)                                  Not Applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds                            SC
     (See Instructions)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal
     Proceedings is Required                    Not Applicable
     Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of                    United States
     Organization
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power                        None
 Beneficially Owned          --------------------------------------------------
 by Each Reporting
 Person With                  (8) Shared Voting Power                 1,242,123
                             --------------------------------------------------

                              (9) Sole Dispositive Power                   None
                             --------------------------------------------------
                             (10) Shared Dispositive Power            1,242,123
                             --------------------------------------------------
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially           1,242,123
     Owned by Each Reporting Person
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount           Not Applicable
     in Row (11) Excludes Certain
     Shares (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented            6.8%
     by Amount in Row (11)

-------------------------------------------------------------------------------
(14) Type of Reporting Person                IN
     (See Instructions)
-------------------------------------------------------------------------------

                        CUSIP Number 863238 10 1
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.               FWB Software, Inc.
     S.S. or I.R.S. Identification             (No social security or other IRS
     Nos. of Above Persons                      identification number required)


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a            (a)  / /
     Member of a Group (see                    (b)  / /
     Instructions)                                  Not Applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds                            SC
     (See Instructions)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal
     Proceedings is Required                    Not Applicable
     Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of                    California
     Organization
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power                        None
 Beneficially Owned          --------------------------------------------------
 by Each Reporting
 Person With                  (8) Shared Voting Power                 1,242,123
                             --------------------------------------------------

                              (9) Sole Dispositive Power                   None
                             --------------------------------------------------
                             (10) Shared Dispositive Power            1,242,123
                             --------------------------------------------------
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially       1,242,123 shares
     Owned by Each Reporting Person
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount       Not Applicable
     in Row (11) Excludes Certain
     Shares (See Instructions)
-------------------------------------------------------------------------------
(13) Percent of Class Represented        6.8%
     by Amount in Row (11)
-------------------------------------------------------------------------------
(14) Type of Reporting Person            CO
     (See Instructions)
-------------------------------------------------------------------------------

                        CUSIP Number 863238 10 1
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.               FWB Software, LLC
     S.S. or I.R.S. Identification             (No social security or other IRS
     Nos. of Above Persons                      identification number required)


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a            (a)  / /
     Member of a Group (see                    (b)  / /
     Instructions)                                  Not Applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds                            SC
     (See Instructions)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal
     Proceedings is Required                    Not Applicable
     Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of                    California
     Organization
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power                        None
 Beneficially Owned          --------------------------------------------------
 by Each Reporting
 Person With                  (8) Shared Voting Power                 1,242,123
                             --------------------------------------------------

                              (9) Sole Dispositive Power                   None
                             --------------------------------------------------
                             (10) Shared Dispositive Power            1,242,123
                             --------------------------------------------------
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially       1,242,123 shares
     Owned by Each Reporting Person
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount       Not Applicable
     in Row (11) Excludes Certain
     Shares (See Instructions)
-------------------------------------------------------------------------------
(13) Percent of Class Represented        6.8%
     by Amount in Row (11)
-------------------------------------------------------------------------------
(14) Type of Reporting Person            OO
     (See Instructions)
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

              The class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 (the "Common Stock"), issued by StreamLogic Corporation (the "Issuer"), whose executive offices are located at 21329 Nordhoff Street, Chatsworth, California 91311.

ITEM 2.  IDENTITY AND BACKGROUND.

              The undersigned are filing this Amendment No. 5 to Schedule 13D to report that the undersigned have sold 200,000 shares of the issuer on December 20, 125,000 shares on December 23, and 650,000 shares on December 19, 1996.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              No change from Amendment No. 1.

ITEM 4.  PURPOSE OF TRANSACTION.

              The Reporting Persons hold the Shares for investment. The Reporting Persons presently intend to continue to dispose of some or all of the Shares, and presently do not intend to acquire any further shares.

              The Reporting Persons do not have any plans or proposals which relate to or which would result in any of the actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

              (a) As of the date of this filing, the Reporting Persons beneficially own (as that term is defined in Rule 13d-3) 1,242,123 shares of Common Stock, representing approximately 6.8% of the total number of shares of Common Stock outstanding immediately following the contribution of the Shares to the LLC, according to information provided by Issuer. The record owner of such shares is the LLC.

              (b) The Reporting Persons together have sole voting and dispositive power with respect to the Shares.

              (c)  None.

              (d) No other person is known to have the right to receive or the power to direct the receipt of dividends, from, or the proceeds from the sale of, the Shares.

              (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

              None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

              None

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is filed on behalf of each of the undersigned.

                                       December 27, 1996

                                                 /s/ Norman Fong
                                       ----------------------------------------

                                       FWB SOFTWARE, INC.

                                       By:       /s/ Norman Fong
                                          -------------------------------------
                                          Norman Fong

                                       Its:      President
                                           ------------------------------------


                                       FWB SOFTWARE, LLC

                                       By: FWB Software, Inc., its manager

                                       By:       /s/ Norman Fong
                                          -------------------------------------

                                       Its:      President
                                           ------------------------------------

                            JOINT FILING AGREEMENT

    The undersigned hereby agree that the attached statement on Schedule 13D is filed on behalf of each of them.

                                       December 27, 1996

                                                 /s/ Norman Fong
                                       ----------------------------------------
                                       Norman Fong

                                       FWB SOFTWARE, INC.

                                       By:       /s/ Norman Fong
                                          -------------------------------------

                                       Its:      President
                                           ------------------------------------


                                       FWB SOFTWARE, LLC

                                       By: FWB Software, Inc., its manager

                                       By:       /s/ Norman Fong
                                          -------------------------------------

                                       Its:      President
                                           ------------------------------------